UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2007

First Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-17122	57-0866076
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*
34 Broad Street, Charleston, South Carolina		**29401**
(Address of principal executive offices)		*(Zip Code)*

Registrant's telephone number (including area code): (843) 529-5933

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

Starting February 13, 2007, A. Thomas Hood, CEO of First Financial Holdings, Inc. will meet with current and potential analysts and investors. For more information regarding this matter, see the handout attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Handout of February 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: February 14, 2007

By: /s/ Susan Baham

Susan Baham
Executive Vice President, Finance
and Chief Financial Officer

Exhibit 99.1

First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

February 2007

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Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2006. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

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First Financial Holdings, Inc.

Charleston, South Carolina

First Federal

FIRST SOUTHEAST
Investor Services, Inc.

FIRST SOUTHEAST
Insurance Services, Inc.

The KIMBRELL
Company, Inc.

FIRST SOUTHEAST
Fiduciary & Trust Services, Inc.

KINGHORN
Insurance Services, Inc.

PREFERRED
Markets, Inc.

JOHNSON
Insurance Associates, Inc./
Benefit Administrators, Inc.

ATLANTIC
Acceptance Corp.

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Outline

- Corporate Profile
- Corporate Vision, Mission and Core Values
- Key Goals for 2007
- Convenience/Customer Driven Distribution System
- New Image Advertising Campaign
- Core Deposit Growth
- Services to Small and Medium-sized Businesses
- Insurance Sales and Services
- Other Income Growth
- Distribution Channels
- Market Overviews
- Market Deposit Shares
- Human Capital
- Financial Performance
- Investment Highlights
- Management Team

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Corporate Profile
December 31, 2006
(amounts in thousands)

- Total Assets $ 2,655,028
- Net Loans $ 2,077,411
- Total Equity $ 187,980
- Equity/Assets 7.08%
- Market capitalization $ 472,690
- Average Compounded Growth Rate

	2 Year	5 Year	10 Year
– Assets	3.96%	2.74%	5.31%
– Net Income	4.15%	2.23%	13.23%
– Earnings per share	6.60%	4.92%	13.76%
– Stock Price (NASDAQ GSM: FFCH)	9.39%	10.14%	13.29%
– Dividends	4.40%	8.84%	11.39%

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Vision and Mission

Vision: Devotion to the financial success of
   our customers.

Mission: To help our customers achieve
   financial success, through exceptional
   personal service, constant product and
   service innovation, local involvement, and a
   commitment to our core values.

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Core Values
Service

- We are committed to providing our customers with the personal resources and information they need to address their financial opportunities or challenges.

- We believe that customers should be able to access their accounts in the time, place, and way that best meets their needs.

- In every interaction, we strive to exceed the customer's expectations.

- We are committed to constantly improve the service experience for our customers.

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Innovation

- We recognize opportunity wherever it exists and make the most of it.

- We create opportunity where none exists.

- We constantly work to improve the value we bring to our customers.

- We continually look for ways to make it simpler for our customers to manage their accounts, their finances, and their relationship with us.

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Involvement

- We have an effective partnership with the communities we serve, contributing our time, resources, and a shared desire to make things better.

- We consider it a duty to help make homeownership a reality to all who desire it.

- We consider it a duty to educate our youth about basic money management.

- We consider it a duty to promote personal savings and to provide the advice, tools, and encouragement needed to accomplish it.

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Commitment

- We accept responsibility for our decisions and actions.

- We set high goals and hold ourselves accountable.

- We set high personal standards for honesty and integrity, which guide our decisions and our actions.

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Key Goals for Fiscal 2007

- Continue to expand our advice businesses, the First Southeast group of companies.
- Develop comprehensive financial planning options for our customers and link these solutions to services provided by our Company.
- Increase total revenues over 5% and non-interest revenues to more than 45% of total revenues over time.
- Increase core deposit account relationships to more than 56% of total deposits
- Further expand and diversify our in-store sales centers and optimize the convenience of other sales centers.
- Expand sales center convenience by developing and deploying a variety of easily accessible self-service options at sales centers, and through our Internet, call center and telephone response channels.
- Increase earnings per share by six to eight percent.

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South Carolina's Most Convenient Bank

- Seven Day a Week Banking
- Evening Banking Hours
- Free Checking
- Extensive Branch & ATM Network
- Free Online Banking & Bill Pay
- In-School Banking at 40 Schools
- Exceptional "You're First" Customer Service



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7 Day a Week Banking



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In-Store Banking for All Seasons

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Deposit Composition
(amounts in millions)



December 31, 2001



December 31, 2006

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Customer Loyalty Index Benchmark

Criteria Question	Benchmark Score	First Federal Score*
On a scale of 1-10		
A. How likely are you to continue using First Federal for your future financial needs?	9.27	9.45
B. How likely are you to recommend First Federal to a friend or associate?	9.04	9.35
C. How would you rate your overall satisfaction with First Federal?	9.09	9.30

	Loyalty Index Score
First Federal's Loyalty Index*	81.06%
All CSP Clients	70.69%

*First Federal's Score as of December 31, 2006 as calculated by Customer Service Profiles (CSP)

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Weighted Average Rate on Funding

(dollars in thousands)

	December 31 2006		September 30 2006	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Checking accounts	$ 473,672	0.20 %	$ 474,705	0.20 %
Statement and other accounts	142,232	0.55	148,752	0.55
Money market accounts	364,028	3.72	373,675	3.72
Certificate accounts	839,872	4.56	825,896	4.44
Total deposits	$ 1,819,804	2.95 %	$ 1,823,028	2.87 %
FHLB				
Term	$ 445,000	4.74 %	$ 465,000	4.76 %
Overnight	$ 30,000	5.50	$ -	-
	$ 475,000	4.79 %	$ 465,000	4.76 %
Repos	$ 66,604	5.31 %	$ 68,755	5.32 %

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Insurance Sales and Service
Twelve Months ending December 31, 2006

- Total Insurance Revenues: $22 million
- 35% Prop. & Cas. Personal Lines/ 57% Prop. & Cas. Commercial Lines/8% Life & Health
- Prop./Cas. Premiums Written (in millions)
  - Personal $ 52
  - Commercial $ 88
  - Wholesale (996 active producing agencies) $ 36
- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Cincinnati, Hartford and Chubb
- Largest Independent Allstate Agency in the United States.
- Recognized by Bank Insurance and Securities Association as being ranked 7th in the Country based on the contribution of insurance subsidiary to Holding Company net income.

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Insurance Revenues
(amounts in thousands)



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Insurance Acquisitions

(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0
Employer Benefits Strategies, Inc. (merged - First Southeast Insurance)	2006	Employee Benefits Plans	N/A
Peoples Insurance Agency (merged -First Southeast Insurance)	2006	Personal lines	$ 3.5

Other Insurance Operations

First Southeast Reinsurance	Private mortgage reinsurance
Family Financial Holdings, Inc. (14.3% ownership)	Reinsures contractual liability policies written in conjunction with debt protection programs.

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Insurance, Brokerage and Trust Revenues
(amounts in thousands)



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Non-Interest Income

(amounts in thousands)

	Fiscal 2006	Fiscal 2005	$ Change	% Change
Commissions on insurance	$ 20,792	$ 20,012	$ 780	4%
Service charges and fees on deposit accounts	17,714	12,927	4,787	37%
ATM and debit card fees	4,635	3,867	768	20%
Loan servicing operations, net	2,789	1,932	857	44%
Brokerage fees	2,777	2,646	131	5%
Net gain on sale of loans	2,200	2,452	(252)	-10%
Trust revenues	830	710	120	17%
Credit card fee income	759	658	101	15%
Real estate operations, net	(607)	(673)	66	10%
Other	1,281	986	295	30%
Non-interest income - Core*	53,170	45,517	7,653	17%
Gains on disposition of assets	989	2,530	(1,541)	-61%
Judgment settlement		1,253	(1,253)	-100%
Gain (loss) on sale of investment and mortgage-backed securities	5	(55)	60	-109%
Total non-interest income	$ 54,164	$ 49,245	$ 4,919	
Core non-interest income to total revenue	39.7%	36.2%		
Total non-interest income to total revenue	40.5%	39.1%		

*Excluding gains on disposition of assets, judgment settlement and gain (loss) on sale of investment and mortgage-backed securities.

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Market Overview – Charleston MSA

Total deposits in market: $9.6 billion

First Federal market share/rank: 11.8 % / #3

Population: 616,148[1]   Median Family Income: $47,831[1]   Unemployment: 4.9%[2]

Largest Employers: Charleston County School District, Medical University of SC Hospital Authority, Medical University of SC, Berkeley County Schools, CareAlliance Health Services

Economic overview:

- The Port of Charleston, with an economic impact of $3 billion a year and 55,000 jobs locally, is one of only a handful of ports to have received the Presidential "E" and "E-Star" awards for excellence in exporting. An estimated 45% of the cargo tonnage and one-third of containers are from South Carolina firms. North Europe and Asia are the Port's top markets, however, a total of 150 countries are served directly through the Port of Charleston.

- *Entrepreneur* ranked Charleston metro area #2 among top mid-sized metros for "Hot Cities for Entrepreneurs." (Sept. 2006)

- Charleston metro area among top 20% "Five Star Knowledge Worker Metros" according to *Expansion Management*. (May 2006)

- "Top U.S.Cities for Doing Business" – Charleston region ranked 12th among mid-sized metros – *Inc.* (May 2006)

- Charleston County ranked second in the state with nearly $1.4 billion in domestic travel spending in 2005, representing 15.9% of the state total. The payroll income and jobs directly attributable to domestic travel spending reached $300 million and over 19 thousand jobs.

- "Mid-size Markets with Highly Diverse Economies" – Charleston region ranked among top 10 – *Southern Business & Development.* (Winter 2006)

[1] SNL Financial
[2] SC Employment Security Commission, December 2006

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Market Overview – Charleston MSA
(continued)

- *Milken Institute* listed the Charleston region among top 25 largest "Best Performing Cities: Where America's Jobs Are Created." (Feb. 2006)

- "American's 50 Hottest Cities for business expansion" – Charleston region among top 25 – *Expansion Management.* (Jan./Feb. 2006)

- Charleston metro area ranked #32 by *Intel.com* in "America's Most Unwired Cities." (June 2006)

- "Top Places to Retire" *AARP* – The Magazine, July & August 2006, Charleston included among the top 5 locales in the nation.

- The region's healthcare industry also continued to expand in 2005 to meet the needs of the area's growing population. In 2005, every Charleston area hospital system had an expansion project in progress or had announced an upcoming project.

- The world's largest commercial vehicle producer DaimlerChrysler has selected North Charleston, SC as the site for its new Dodge Sprinter van assembly plant. This is part of one of a three-phase plan by the company that upon culmination could create 1,800 jobs and $435 million in investment..

- Rome, Italy-headquartered Alenia Aeronautica and Dallas-based Vought Aircraft Industries and the output from their North Charleston, South Carolina operation will supply yet another company: Boeing. The Alenia-Vought team will provide fuselage sections for Boeing's much-ballyhooed 7E7 Dreamliner jet. This is a US $510 million global aeronautics venture and as many as 650 well-paying jobs.

- Cummins Turbo Technologies officially opened its new 110,000-square-foot, $13 million manufacturing plant in the Palmetto Commerce Park. The new plant will produce turbochargers for heavy-duty engines, with an expected employment base of 180.

- Within 3 years of opening its first local distribution center, Shimano moved into a new 102,000-square-foot distribution facility in Palmetto Commerce Park to accommodate both its bicycle component and fishing tackle lines. Key selection factors in this competitive expansion: the Port of Charleston, a strong rail and highway infrastructure, and the cooperation of local government.

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Market Overview – Horry County

Total deposits in market: $5.6 billion

First Federal market share/rank: 5.0% / #10   *(OPPORTUNITY)*

Population: 232,936[1]   Median Family Income: $43,514[1]   Unemployment: 5.2%[2]

Largest Employers: Horry County Department of Education, Wal-Mart Associates Inc., Horry County Council, Myrtle Beach Farms, AVX Corporation

Economic overview:

- Myrtle Beach was the 13th fastest growing MSA in the nation according to U.S. Census Bureau statistics.

- Horry County Schools rated "Excellent" by the South Carolina Board of Education

- *Forbes Magazine* listed Myrtle Beach the 29th best place for business and careers out of 200 metro areas.

- Myrtle Beach – Top workforce training programs in the U.S. as ranked by *Expansion Management*.

- Horry County led all counties in the state in travel expenditures, payroll income and jobs directly generated by domestic traveler spending in 2005. These expenditures reached nearly $2.7 billion, accounting for 31.4% of the state total and generated nearly $554 million in payroll income and over 37 thousand jobs for county residents. Approximately 13.2 million people visit annually.

- *USA Today.com* ranked Myrtle Beach the second most popular beach in the U.S.

[1]SNL Financial
[2]SC Employment Security Commission, December 2006

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Market Overview – Florence County

Total deposits in market: $2.1 billion

First Federal market share/rank: 7.8% / #4

Population: 130,805[1]   Median Family Income: $41,825[1]   Unemployment: 7.9%[2]

Largest Employers: McLeod Regional Medical Center, Florence Public School District #1, Quorum Health Group, Inc./Triad Hospitals, Honda of South Carolina Mfg., Inc., Wal-Mart Associates, Inc.

Economic overview:

- Television shopping network QVC built a $75 million, 400 job distribution center near Interstate 95 in Florence which opened in 2006.

- McLeod Regional Medical Center recently announced an $80 million expansion. The project will include enlarging the five-story Pavilion Tower up to 12 floors housing 140 general acute care beds and 16 operating suites.

- Florence County received almost $199 million from domestic travelers, generating $42.1 million in payroll and over 2 thousand jobs.

- The Drs. Bruce & Lee Foundation donated $20 million for a new cultural arts center and to fund a new home for the Florence Little Theatre, following a $10.6 million gift five years ago to construct a $17 million library.

- Johnson Controls has chosen Florence for its new $35 million automotive battery assembly and distribution center. Opening in Spring 2007 it will add 200 jobs.

[1]SNL Financial
[2]SC Employment Security Commission, December 2006

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Market Overview – Georgetown County

Total deposits in market: $1.1 billion

First Federal market share/rank: 11.6% / #3

Population: 63,293[1]   Median Family Income: $42,724[1]   Unemployment: 7.4%[2]

Largest Employers: Georgetown County Department of Education, Georgetown Hospital System, B E & K Construction Company, International Paper, County of Georgetown

Economic overview:

- Maurice Franklin Louver Company, based in Lincoln, Rhode Island, plans to build a 20,000 sq. ft. plant on a 6-acre site in the Georgetown Airport Industrial Park. The new operation will produce round aluminum and plastic louvers used to ventilate and reduce moisture in residential, commercial, industrial and marine environments.

- Georgetown County benefited from more than $234 million in domestic traveler expenditures which included $46.1 million in wages and salaries and over 3 thousand jobs.

- 3-V, Inc., a specialties chemical manufacturer, announced plans to invest an additional $15 million in its manufacturing operation.

- International Paper could invest as much as $200 million over the next five years in its manufacturing operation as part of its global pan to focus on uncoated paper and packaging products.

- Sid Harvey Industries, a manufacturer and remanufacturer of heating, ventilation, air-conditioning and refrigeration parts and equipment, has announced that they will be relocating their manufacturing and remanufacturing facility to Georgetown County. This move will create approximately 100 new jobs in Georgetown County.

[1] SNL Financial
[2] SC Employment Security Commission, December 2006

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Market Overview – Beaufort County

Total deposits in market: $3.2 billion

First Federal market share/rank: 3.5% / #12 *(OPPORTUNITY)*

Population: 155,212[1]   Median Family Income: $56,904[1]   Unemployment: 3.9%[2]

Largest Employers: Beaufort County School District, Wal-Mart Associates, Inc., County of Beaufort, Department of Defense, Beaufort Memorial Hospital

Economic overview:

- Beaufort County posted $899 million in domestic expenditures to rank third in the state with 2.5 million visitors annually. These expenditures generated nearly $189 million in payroll as well as almost 13 thousand jobs within the county.

- *Conde Nast Traveler* magazine ranked Hilton Head eighth in the Top 10 North American Islands.

- The Inn at Harbour Town on Hilton Head Island was listed among the top North American resorts by *Conde Nast Traveler*.

[1]SNL Financial
[2]SC Employment Security Commission, December 2006

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Highly Attractive Markets

- 5 out of 6 market positions in higher growth markets



2006-2011 Projected Household Growth Rate[1]

	Charleston MSA	Horry Cty	Florence Cty	Georgetown Cty	Beaufort Cty	Brunswick Cty	First Federal Markets	SC	US
Growth	12.5%	16.1%	5.8%	13.1%	25.0%	25.1%	15.0%[2]	8.7%	6.9%

Deposit Market[3]

Share	11.8%	5.0%	7.8%	11.6%	3.5%	2.0%
Rank	3	10	4	3	12	8

[1] SNL Financial

[2] Weighted Average based on 2006 total households as provided by SNL Financial

[3] HIGHLINEDATA Branch Source, June 2006

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Market Characteristics
1-4 Family Residential Building Permit Growth

Chart: 1-4 Family Residential Building Permit Growth by year, stacked bars showing Charleston MSA and Horry & Georgetown Co.

Year	Charleston MSA	Horry & Georgetown Co.
2001	3,739	2,267
2002	4,762	2,677
2003	5,466	3,442
2004	6,949	4,126
2005	7,979	4,900
2006[1]	8,900	7,700
2007[2]	9,750	8,250

[1] Preliminary

[2] Forecast

Source: Center for Economic Forecasting

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Market Share Data[1]
Charleston MSA[2]

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	23	$2,056,190	21.5
2	BANK OF AMERICA NA	18	1,188,567	12.4
3	FIRST FS&LA OF CHARLESTON	25	1,130,200	11.8
4	SOUTH CAROLINA FCU	1	991,281	10.4
5	NATIONAL BK OF SC	8	575,596	6.0
6	FIRST CITIZENS B&TC	19	474,716	5.0
7	BRANCH BKG&TC SC	9	443,884	4.6
8	SOUTHCOAST COMMUNITY BK	8	374,378	3.9
9	COMMUNITY FIRSTBANK	5	331,372	3.5
10	CAROLINA FIRST BK	6	313,040	3.3
11	HERITAGE TRUST FCU	1	290,721	3.0
12	TIDELANDS BK	2	241,313	2.5
13	BANK OF SOUTH CAROLINA	4	211,148	2.2
14	CPM FCU	1	130,080	1.4
15	SOUTH CAROLINA B&T NA	5	117,362	1.2
	All Others	43	681,395	7.1
Totals:		178	$9,551,243	100.0

[1]Market share data from **HIGHLINEDATA** Branch Source, June 2006
[2]Berkeley, Charleston and Dorchester Counties

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Market Share Data[1]
Horry County

Rank	Institution Name	Offices	Deposits	Market %
1	COASTAL FEDERAL BANK	14	$ 863,796	15.4
2	CAROLINA FIRST BK	10	709,783	12.7
3	CONWAY NB	11	648,166	11.6
4	WACHOVIA BK NA	9	476,203	8.5
5	BRANCH BKG&TC SC	7	449,375	8.0
6	NATIONAL BK OF SC	4	425,285	7.6
7	BANK OF AMERICA NA	8	365,455	6.5
8	BEACH FIRST NB	3	300,716	5.4
9	CRESCENT BK	4	280,475	5.0
10	**FIRST FS&LA OF CHARLESTON**	**13**	**278,956**	**5.0**
11	HORRY CTY ST BK	11	270,006	4.8
12	FIRST CITIZENS B&TC	5	120,827	2.2
13	FIRST PALMETTO SVGS BK	4	110,211	2.0
14	CAROLINA TRUST	1	103,548	1.9
15	ANDERSON BROTHERS BK	5	80,932	1.4
	All Others	7	112,215	2.0
Totals:		116	$5,595,949	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

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Market Share Data[1]
Florence County

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	5	$ 397,183	19.3
2	BRANCH BKG&TC SC	3	394,335	19.1
3	FIRST RELIANCE BK	2	222,521	10.8
4	**FIRST FS&LA OF CHARLESTON**	**5**	**160,169**	**7.8**
5	BANK OF AMERICA NA	2	117,937	5.7
6	FIRST CITIZENS B&TC	6	105,196	5.1
7	CITIZENS BK	4	104,193	5.1
8	SOUTH CAROLINA B&T NA	2	73,696	3.6
9	FLORENCE NB	2	73,324	3.6
10	CAROLINA FIRST BK	3	72,437	3.5
11	SENTRY BANK & TRUST	1	60,087	2.9
12	NATIONAL BK OF SC	2	50,709	2.5
13	ANDERSON BROTHERS BK	2	38,734	1.9
14	CAROLINA B&TC	2	29,891	1.5
15	RBC CENTURA BK	1	25,483	1.2
	All Others	12	134,257	6.5
Totals:		54	$2,060,152	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

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Market Share Data[1]
Georgetown County

Rank	Institution Name	Offices	Deposits	Market %
1	PLANTATION FEDERAL BANK	2	$ 198,928	17.7
2	CAROLINA FIRST BK	3	136,573	12.2
3	FIRST FS&LA OF CHARLESTON	4	130,073	11.6
4	WACHOVIA BK NA	2	118,481	10.6
5	SOUTH CAROLINA B&T NA	2	97,076	8.6
6	FIRST CITIZENS B&TC	2	95,145	8.5
7	BANK OF AMERICA NA	3	59,111	5.3
8	GEORGETOWN KRAFT CU	1	47,732	4.3
9	BRANCH BKG&TC SC	2	39,691	3.5
10	CONWAY NB	2	37,061	3.3
11	EXCHANGE BK OF SC	1	36,279	3.2
12	NATIONAL BK OF SC	1	27,768	2.5
13	CITIZENS BK	1	26,989	2.4
14	PALMETTO HERITAGE B&T	1	23,896	2.1
15	COASTAL FEDERAL BANK	1	23,441	2.1
	All Others	3	24,417	2.2
Totals:		31	$1,122,661	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

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Market Share Data[1]
Beaufort County

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	9	$ 587,341	18.2
2	BANK OF AMERICA NA	6	379,085	11.8
3	SOUTH CAROLINA B&T NA	5	237,729	7.4
4	BRANCH BKG&TC SC	4	227,599	7.1
5	SUNTRUST BK	4	221,370	6.9
6	COASTALSTATES BK	2	195,553	6.1
7	CAROLINA FIRST BK	2	173,356	5.4
8	LOWCOUNTRY NB	2	158,737	4.9
9	LIBERTY SVGS BK FSB	5	151,284	4.7
10	NATIONAL BK OF SC	2	138,971	4.3
11	PALMETTO ST BK	3	136,378	4.2
12	FIRST FS&LA OF CHARLESTON	3	114,168	3.5
13	REGIONS BANK	6	113,517	3.5
14	ISLANDS COMMUNITY BK NA	1	60,198	1.9
15	BEACH FIRST NB	2	59,771	1.9
	All Others	10	264,167	8.2
Totals:		66	$3,219,224	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

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Market Share Data[1]
Brunswick County, NC

Rank	Institution Name	Offices	Deposits	Market %
1	BRANCH BANKING&TRUST CO	10	$ 838,917	52.0
2	SECURITY SAVINGS BANK SSB	7	202,952	12.6
3	COASTAL FEDERAL BANK	6	172,246	10.7
4	WACCAMAW BANK	3	107,334	6.7
5	FIRST-CITIZENS BANK&TRUST CO	4	94,034	5.8
6	BANK OF AMERICA NA	3	93,237	5.8
7	RBC CENTURA BANK	3	43,837	2.7
8	FIRST FS&LA OF CHARLESTON	1	31,948	2.0
9	COOP BANK	1	25,545	1.6
10	BANK OF WILMINGTON	1	1,946	0.1
Totals:		39	$1,611,996	100.0

[1]Data from FDIC Summary of Deposits, June, 2006

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Employee Development and Retention

- Experienced, Motivated Management Team
- Succession planning for key positions
- Qualified, Well-trained Staff
- Comprehensive Use of Incentive based compensation
  - 100% of Management Team/Board of Directors compensation awards are performance based
  - 40% of Total Employees Incentive Based
- Commitment to Education and Development
  - Tuition Reimbursement
  - Organizational Development Program
  - Expanded training opportunities in-house, online
  - Self-Development Program
- Results:
- "South Carolina Family Friendly Workplace Awards" winner, 2005
- Placed 3rd in the top 15 "Best Places to Work in South Carolina"
- High retention levels.

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Performance Drivers
December 31, 2006

- Targets for Management Team Stock Ownership-One to Four Times Compensation
- Specific Goals for Management Performance Plan - ROE Driven
- Performance Plan for Directors - ROE Driven
- 88% Employees Own Company Stock
- 18% of Shares Owned by Directors, Officers & Employees

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Loan Portfolio
(amounts in millions)

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Sound Asset Quality

Conservative Credit Culture

- Chief credit officer in place 19 years
- Centrally-managed credit analysis
- 82% of loan portfolio collateralized by real estate.

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Consumer Home Equity Loans
at December 31, 2006

- 18% are 1st mortgages, 82% are 2nd mortgages
- 99.4% are variable rate (prime based), 0.6% are fixed rate
- Average line amount of $66,011
- Average home value of $262,492
- Yield 8.15%
- 30-day or more delinquency rate – 0.23%
- Net charge-offs: FY2006=0.01%, FY2005=0.03%, FY2004=0.05%

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Mobile Home Lending (amounts in millions)

*Average annual growth rate

Mobile Home Loans
at December 31, 2006

- 100% are fixed rate
- Average loan balance – $36,183
- Average rate – 9.57%
- State of origin:
  - SC   80%
  - NC   12%
  - FL   5%
  - GA   3%
- 30-day or more delinquency rate – 2.14%
- Net charge-offs: FY2006=1.27%, FY2005=1.77%, FY2004=1.84%

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Asset Quality – Net Charge-Offs

(dollars in thousands)

	1Q07	1Q06	NCO's as a % by Portfolio Annualized 1Q 07	1Q 06
Allowance at Beginning of Period	$ 14,615	$ 14,155		
Net Charge-Offs (Recoveries):				
Commercial	59	44	0.30%	0.25%
Real Estate - Commercial	- 0 -	- 0 -	0.00%	0.00%
Real Estate - Residential	6	58	0.00%	0.03%
Consumer	323	298	0.33%	0.35%
NCO's, excluding Mobile Homes	388	400	0.08%	0.09%
Consumer - Mobile Homes	377	488	0.86%	1.22%
Total Net Charge-Offs	765	888	0.15%	0.19%
Provision for Loan Losses	789	900		
Allowance at End of Period	$ 14,639	$ 14,167		
Allowance as a Percentage of Loans	0.70%	0.73%		

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Problem Assets

December 31, 2006
(amounts in thousands)

Non-accrual Loans	$ 3,796
Loans 90 Days or More Past Due	44
Renegotiated Loans	0
REO through Foreclosure	2,005
TOTAL	$ 5,845
NPA/Total Assets	.22%
Net Charge-offs/Average Net Loans	.15%
Allowance/Non-Performing Loans	381%

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Efficiency Ratio



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Net Interest Spread



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Well-Managed Interest Rate Risk
December 31, 2006
Net Interest Income Stability

Source: Form 10-Q December 31, 2006

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Core Return on Average Equity



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Share Repurchase Plans
(in thousands)

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Stock Performance



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Consistent Dividend Growth

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Investment Highlights

- Proven management team
- Diversified balance sheet
- Bottom line focused management with significant management ownership
- High growth markets
- Exceptional customer service and convenience
- Core deposit growth
- Long history of strong asset quality management
- High convenience/customer driven distribution system
- Strong other income growth
- Effective management of interest-rate risk

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Executive Management

Name	Title	Age	Experience
A. Thomas Hood	President & CEO	60	30 years
Susan E. Baham	Executive Vice President & CFO	57	35 years
Charles F. Baarcke, Jr.	Executive Vice President & Chief Lending Officer	60	32 years
R. Wayne Hall	Executive Vice President, Financial Management	56	30 years
John L. Ott	Executive Vice President, Retail Banking	58	35 years

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Senior Management

Name	Title	Age	Experience
Mark R. Adelson	SVP Investments	53	25 years
Robert C. Bailey	SVP Branch Admin.	56	30 years
Elton K. Carrier	SVP Commercial Lending	63	33 years
Kenneth J. Clair	SVP Lending & Loan Op.	52	30 years
Charles L. Clark II	SVP Loan Servicing	62	39 years
R. Bruce Copeland, Jr.	SVP Marketing	49	21 years
C. Alec Elmore, Jr.	SVP Northern Region	46	25 years
Mark G. Endres	SVP and Controller	64	35 years
Jerry P. Gazes	SVP Human Resources	59	33 years
Anthony J. Johnston, IV	SVP Information Technology	45	21 years
Betsy B. Lewis	SVP Internal Audit	48	21 years
Allison A. Rhyne	SVP Insurance Services	54	27 years
Robert F. Snyder, Jr.	SVP Support Services	57	35 years
Richard H. Stoughton	SVP Planning & Development	60	31 years

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First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

February 2007

Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2006. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

2

First Financial Holdings, Inc.
Charleston, South Carolina

[LOGO OF FIRST FEDERAL]

FIRST **SOUTHEAST** Investor Services, Inc.	**FIRST** **SOUTHEAST** Insurance Services, Inc.	**The KIMBRELL** Company, Inc.
FIRST **SOUTHEAST** Fiduciary & Trust Services, Inc.	**KINGHORN** Insurance Services, Inc.	**PREFERRED** Markets, Inc.
	JOHNSON Insurance Associates, Inc./ Benefit Administrators, Inc.	**ATLANTIC** Acceptance Corp.

3

Outline

- Corporate Profile
- Corporate Vision, Mission and Core Values
- Key Goals for 2007
- Convenience/Customer Driven Distribution System
- New Image Advertising Campaign
- Core Deposit Growth
- Services to Small and Medium-sized Businesses
- Insurance Sales and Services
- Other Income Growth
- Distribution Channels
- Market Overviews
- Market Deposit Shares
- Human Capital
- Financial Performance
- Investment Highlights
- Management Team

4

Corporate Profile
December 31, 2006
(amounts in thousands)

		2 Year	5 Year	10 Year
• Total Assets	$ 2,655,028			
• Net Loans	$ 2,077,411			
• Total Equity	$ 187,980			
• Equity/Assets	7.08%			
• Market capitalization	$ 472,690			
• Average Compounded Growth Rate				
– Assets		3.96%	2.74%	5.31%
– Net Income		4.15%	2.23%	13.23%
– Earnings per share		6.60%	4.92%	13.76%
– Stock Price (NASDAQ GSM: FFCH)		9.39%	10.14%	13.29%
– Dividends		4.40%	8.84%	11.39%

5

Vision and Mission

Vision: Devotion to the financial success of our customers.

Mission: To help our customers achieve financial success, through exceptional personal service, constant product and service innovation, local involvement, and a commitment to our core values.

Core Values
Service

- We are committed to providing our customers with the personal resources and information they need to address their financial opportunities or challenges.

- We believe that customers should be able to access their accounts in the time, place, and way that best meets their needs.

- In every interaction, we strive to exceed the customer's expectations.

- We are committed to constantly improve the service experience for our customers.

Innovation

- We recognize opportunity wherever it exists and make the most of it.

- We create opportunity where none exists.

- We constantly work to improve the value we bring to our customers.

- We continually look for ways to make it simpler for our customers to manage their accounts, their finances, and their relationship with us.

Involvement

- We have an effective partnership with the communities we serve, contributing our time, resources, and a shared desire to make things better.

- We consider it a duty to help make homeownership a reality to all who desire it.

- We consider it a duty to educate our youth about basic money management.

- We consider it a duty to promote personal savings and to provide the advice, tools, and encouragement needed to accomplish it.

Commitment

- We accept responsibility for our decisions and actions.

- We set high goals and hold ourselves accountable.

- We set high personal standards for honesty and integrity, which guide our decisions and our actions.

Key Goals for Fiscal 2007

- Continue to expand our advice businesses, the First Southeast group of companies.

- Develop comprehensive financial planning options for our customers and link these solutions to services provided by our Company.

- Increase total revenues over 5% and non-interest revenues to more than 45% of total revenues over time.

- Increase core deposit account relationships to more than 56% of total deposits.

- Further expand and diversify our in-store sales centers and optimize the convenience of other sales centers.

- Expand sales center convenience by developing and deploying a variety of easily accessible self-service options at sales centers, and through our Internet, call center and telephone response channels.

- Increase earnings per share by six to eight percent.

11

South Carolina's
Most Convenient Bank

- Seven Day a Week Banking

- Evening Banking Hours

- Free Checking

- Extensive Branch & ATM Network

- Free Online Banking & Bill Pay

- In-School Banking at 40 Schools

- Exceptional "You're First" Customer Service

[GRAPHIC APPEARS HERE]

12

7 Day a Week Banking

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

In-Store Banking for All Seasons

[GRAPHICS APPEAR HERE]

In-Store Banking for All Seasons

[GRAPHICS APPEAR HERE]

New Image Advertising Campaign

[LOGO OF FIRST FEDERAL]   Treats You Like…

[GRAPHIC APPEARS HERE]   [GRAPHIC APPEARS HERE]
            …Gold   …a Star

[GRAPHIC APPEARS HERE]
            …Royalty

[GRAPHIC APPEARS HERE]   [GRAPHIC APPEARS HERE]
         …a Rock Star   …a Greek God

15

Core Deposit Growth
(amounts in millions)

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Deposit Composition
(amounts in millions)

[CHART APPEARS HERE]

December 31, 2001

[CHART APPEARS HERE]

December 31, 2006

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New Checking Accounts

[CHART APPEARS HERE]

New Checking Accounts

[CHART APPEARS HERE]

Demand Deposit Accounts

[CHART APPEARS HERE]

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[CHART APPEARS HERE]

Deposit Account Fees

[CHART APPEARS HERE]

	Deposit Account Fees CAGR
1 Year	37.0%
5 Year	15.8%
7 Year	15.7%

[CHART APPEARS HERE]

	Deposit Account Fees CAGR
1 Year	37.0%
5 Year	15.8%

Customer Loyalty Index Benchmark

Criteria Question	Benchmark Score	First Federal Score*
On a scale of 1-10		
A. How likely are you to continue using First Federal for your future financial needs?	9.27	9.45
B. How likely are you to recommend First Federal to a friend or associate?	9.04	9.35
C. How would you rate your overall satisfaction with First Federal?	9.09	9.30

	Loyalty Index Score
First Federal's Loyalty Index*	81.06%
All CSP Clients	70.69%

*First Federal's Score as of December 31, 2006 as calculated by Customer Service Profiles (CSP)

Weighted Average Rate
on Funding
(dollars in thousands)

	December 31 2006		September 30 2006	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Checking accounts	$ 473,672	0.20%	$ 474,705	0.20%
Statement and other accounts	142,232	0.55	148,752	0.55
Money market accounts	364,028	3.72	373,675	3.72
Certificate accounts	839,872	4.56	825,896	4.44
Total deposits	$ 1,819,804	2.95%	$ 1,823,028	2.87%
FHLB				
Term	$ 445,000	4.74%	$ 465,000	4.76%
Overnight	$ 30,000	5.50	$ —	—
	$ 475,000	4.79%	$ 465,000	4.76%
Repos	$ 66,604	5.31%	$ 68,755	5.32%

22

Insurance Sales and Service
Twelve Months ending December 31, 2006

- Total Insurance Revenues: $22 million

- 35% Prop. & Cas. Personal Lines/ 57% Prop. & Cas. Commercial Lines/8% Life & Health

- Prop./Cas. Premiums Written (in millions)

  – Personal $ 52
  – Commercial $ 88
  – Wholesale (996 active producing agencies) $ 36

- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Cincinnati, Hartford and Chubb

- Largest Independent Allstate Agency in the United States.

- Recognized by Bank Insurance and Securities Association as being ranked 7th in the Country based on the contribution of insurance subsidiary to Holding Company net income.

Insurance Revenues
(amounts in thousands)

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Insurance Revenues
(amounts in thousands)

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Insurance Acquisitions
(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0
Employer Benefits Strategies, Inc. (merged - First Southeast Insurance)	2006	Employee Benefits Plans	N/A
Peoples Insurance Agency (merged -First Southeast Insurance)	2006	Personal lines	$ 3.5
Other Insurance Operations			
First Southeast Reinsurance Family Financial Holdings, Inc. (14.3% ownership)		Private mortgage reinsurance Reinsures contractual liability policies written in conjunction with debt protection programs.	

26

Insurance, Brokerage and Trust Revenues
(amounts in thousands)

[CHART APPEARS HERE]

27

[CHART APPEARS HERE]

Non-Interest Income
(dollars in thousands)

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Non-Interest Income
(amounts in thousands)

	Fiscal 2006	Fiscal 2005	$ Change	% Change
Commissions on insurance	$ 20,792	$ 20,012	$ 780	4%
Service charges and fees on deposit accounts	17,714	12,927	4,787	37%
ATM and debit card fees	4,635	3,867	768	20%
Loan servicing operations, net	2,789	1,932	857	44%
Brokerage fees	2,777	2,646	131	5%
Net gain on sale of loans	2,200	2,452	(252)	-10%
Trust revenues	830	710	120	17%
Credit card fee income	759	658	101	15%
Real estate operations, net	(607)	(673)	66	10%
Other	1,281	986	295	30%
Non-interest income - Core*	53,170	45,517	7,653	17%
Gains on disposition of assets	989	2,530	(1,541)	-61%
Judgment settlement		1,253	(1,253)	-100%
Gain (loss) on sale of investment and mortgage-backed securities	5	(55)	60	-109%
Total non-interest income	$ 54,164	$ 49,245	$ 4,919	
Core non-interest income to total revenue	39.7%	36.2%		
Total non-interest income to total revenue	40.5%	39.1%		

*Excluding gains on disposition of assets, judgment settlement and gain (loss) on sale of investment and mortgage-backed securities.

[MAP AND LEGEND APPEAR HERE]

Market Overview – Charleston MSA

Total deposits in market: $9.6 billion

First Federal market share/rank: 11.8% / #3

Population: 616,148[1]   Median Family Income: $47,831[1]   Unemployment: 4.9%[2]

Largest Employers: Charleston County School District, Medical University of SC Hospital Authority, Medical University of SC, Berkeley County Schools, CareAlliance Health Services

Economic overview:

- The Port of Charleston, with an economic impact of $3 billion a year and 55,000 jobs locally, is one of only a handful of ports to have received the Presidential "E" and "E-Star" awards for excellence in exporting. An estimated 45% of the cargo tonnage and one-third of containers are from South Carolina firms. North Europe and Asia are the Port's top markets, however, a total of 150 countries are served directly through the Port of Charleston.

- *Entrepreneur* ranked Charleston metro area #2 among top mid-sized metros for "Hot Cities for Entrepreneurs." (Sept. 2006)

- Charleston metro area among top 20% "Five Star Knowledge Worker Metros" according to *Expansion Management*. (May 2006)

- "Top U.S.Cities for Doing Business" – Charleston region ranked 12th among mid-sized metros – *Inc*. (May 2006)

- Charleston County ranked second in the state with nearly $1.4 billion in domestic travel spending in 2005, representing 15.9% of the state total. The payroll income and jobs directly attributable to domestic travel spending reached $300 million and over 19 thousand jobs.

- "Mid-size Markets with Highly Diverse Economies" – Charleston region ranked among top 10 – *Southern Business & Development*. (Winter 2006)

---

[1]SNL Financial

[2]SC Employment Security Commission, December 2006

Market Overview – Charleston MSA
(continued)

- *Milken Institute* listed the Charleston region among top 25 largest "Best Performing Cities: Where America's Jobs Are Created." (Feb. 2006)

- "American's 50 Hottest Cities for business expansion" – Charleston region among top 25 – *Expansion Management*. (Jan./Feb. 2006)

- Charleston metro area ranked #32 by *Intel.com* in "America's Most Unwired Cities." (June 2006)

- "Top Places to Retire" *AARP* – The Magazine, July & August 2006, Charleston included among the top 5 locales in the nation.

- The region's healthcare industry also continued to expand in 2005 to meet the needs of the area's growing population. In 2005, every Charleston area hospital system had an expansion project in progress or had announced an upcoming project.

- The world's largest commercial vehicle producer DaimlerChrysler has selected North Charleston, SC as the site for its new Dodge Sprinter van assembly plant. This is part of one of a three-phase plan by the company that upon culmination could create 1,800 jobs and $435 million in investment.

- Rome, Italy-headquartered Alenia Aeronautica and Dallas-based Vought Aircraft Industries and the output from their North Charleston, South Carolina operation will supply yet another company: Boeing. The Alenia-Vought team will provide fuselage sections for Boeing's much-ballyhooed 7E7 Dreamliner jet. This is a US $510 million global aeronautics venture and as many as 650 well-paying jobs.

- Cummins Turbo Technologies officially opened its new 110,000-square-foot, $13 million manufacturing plant in the Palmetto Commerce Park. The new plant will produce turbochargers for heavy-duty engines, with an expected employment base of 180.

- Within 3 years of opening its first local distribution center, Shimano moved into a new 102,000-square-foot distribution facility in Palmetto Commerce Park to accommodate both its bicycle component and fishing tackle lines. Key selection factors in this competitive expansion: the Port of Charleston, a strong rail and highway infrastructure, and the cooperation of local government.

Market Overview – Horry County

Total deposits in market:	$5.6 billion	
First Federal market share/rank:	5.0% / #10	*(OPPORTUNITY)*

Population: 232,936[1]   Median Family Income: $43,514[1]   Unemployment: 5.2%[2]

Largest Employers: Horry County Department of Education, Wal-Mart Associates Inc., Horry County Council, Myrtle Beach Farms, AVX Corporation

Economic overview:

- Myrtle Beach was the 13th fastest growing MSA in the nation according to U.S. Census Bureau statistics.

- Horry County Schools rated "Excellent" by the South Carolina Board of Education

- *Forbes Magazine* listed Myrtle Beach the 29th best place for business and careers out of 200 metro areas.

- Myrtle Beach – Top workforce training programs in the U.S. as ranked by *Expansion Management*.

- Horry County led all counties in the state in travel expenditures, payroll income and jobs directly generated by domestic traveler spending in 2005. These expenditures reached nearly $2.7 billion, accounting for 31.4% of the state total and generated nearly $554 million in payroll income and over 37 thousand jobs for county residents. Approximately 13.2 million people visit annually.

- *USA Today.com* ranked Myrtle Beach the second most popular beach in the U.S.

---

[1]SNL Financial

[2]SC Employment Security Commission, December 2006

Market Overview – Florence County

Total deposits in market: $2.1 billion

First Federal market share/rank: 7.8% / #4

Population: 130,805[1]   Median Family Income: $41,825[1]   Unemployment: 7.9%[2]

Largest Employers: McLeod Regional Medical Center, Florence Public School District #1, Quorum Health Group, Inc./Triad Hospitals, Honda of South Carolina Mfg., Inc., Wal-Mart Associates, Inc.

Economic overview:

- Television shopping network QVC built a $75 million, 400 job distribution center near Interstate 95 in Florence which opened in 2006.

- McLeod Regional Medical Center recently announced an $80 million expansion. The project will include enlarging the five-story Pavilion Tower up to 12 floors housing 140 general acute care beds and 16 operating suites.

- Florence County received almost $199 million from domestic travelers, generating $42.1 million in payroll and over 2 thousand jobs.

- The Drs. Bruce & Lee Foundation donated $20 million for a new cultural arts center and to fund a new home for the Florence Little Theatre, following a $10.6 million gift five years ago to construct a $17 million library.

- Johnson Controls has chosen Florence for its new $35 million automotive battery assembly and distribution center. Opening in Spring 2007 it will add 200 jobs.

---

[1]SNL Financial

[2]SC Employment Security Commission, December 2006

Market Overview – Georgetown County

Total deposits in market:	$1.1 billion
First Federal market share/rank:	11.6% / #3

Population: 63,293[1]   Median Family Income: $42,724[1]   Unemployment: 7.4%[2]

Largest Employers: Georgetown County Department of Education, Georgetown Hospital System, B E & K Construction Company, International Paper, County of Georgetown

Economic overview:

- Maurice Franklin Louver Company, based in Lincoln, Rhode Island, plans to build a 20,000 sq. ft. plant on a 6-acre site in the Georgetown Airport Industrial Park. The new operation will produce round aluminum and plastic louvers used to ventilate and reduce moisture in residential, commercial, industrial and marine environments.

- Georgetown County benefited from more than $234 million in domestic traveler expenditures which included $46.1 million in wages and salaries and over 3 thousand jobs.

- 3-V, Inc., a specialties chemical manufacturer, announced plans to invest an additional $15 million in its manufacturing operation.

- International Paper could invest as much as $200 million over the next five years in its manufacturing operation as part of its global pan to focus on uncoated paper and packaging products.

- Sid Harvey Industries, a manufacturer and remanufacturer of heating, ventilation, air-conditioning and refrigeration parts and equipment, has announced that they will be relocating their manufacturing and remanufacturing facility to Georgetown County. This move will create approximately 100 new jobs in Georgetown County.

---

[1]SNL Financial

[2]SC Employment Security Commission, December 2006

Market Overview – Beaufort County

Total deposits in market:	$3.2 billion
First Federal market share/rank:	3.5% / #12 *(OPPORTUNITY)*

Population: 155,212[1]   Median Family Income: $56,904[1]   Unemployment: 3.9%[2]

Largest Employers: Beaufort County School District, Wal-Mart Associates, Inc., County of Beaufort, Department of Defense, Beaufort Memorial Hospital

Economic overview:

- Beaufort County posted $899 million in domestic expenditures to rank third in the state with 2.5 million visitors annually. These expenditures generated nearly $189 million in payroll as well as almost 13 thousand jobs within the county.

- *Conde Nast Traveler* magazine ranked Hilton Head eighth in the Top 10 North American Islands.

- The Inn at Harbour Town on Hilton Head Island was listed among the top North American resorts by *Conde Nast Traveler*.

---

[1]SNL Financial
[2]SC Employment Security Commission, December 2006

Highly Attractive Markets

- 5 out of 6 market positions in higher growth markets

[CHART APPEARS HERE]

Deposit Market [3]						
Share	11.8%	5.0%	7.8%	11.6%	3.5%	2.0%
Rank	3	10	4	3	12	8

[1]SNL Financial
[2]Weighted Average based on 2006 total households as provided by SNL Financial
[3]**HIGHLINEDATA** Branch Source, June 2006

Market Characteristics
1-4 Family Residential Building
Permit Growth

[CHART APPEARS HERE]

[1]Preliminary
[2]Forecast

Source: Center for Economic Forecasting

Market Share Data[1]
Charleston MSA[2]

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	23	$ 2,056,190	21.5
2	BANK OF AMERICA NA	18	1,188,567	12.4
3	**FIRST FS&LA OF CHARLESTON**	**25**	**1,130,200**	**11.8**
4	SOUTH CAROLINA FCU	1	991,281	10.4
5	NATIONAL BK OF SC	8	575,596	6.0
6	FIRST CITIZENS B&TC	19	474,716	5.0
7	BRANCH BKG&TC SC	9	443,884	4.6
8	SOUTHCOAST COMMUNITY BK	8	374,378	3.9
9	COMMUNITY FIRSTBANK	5	331,372	3.5
10	CAROLINA FIRST BK	6	313,040	3.3
11	HERITAGE TRUST FCU	1	290,721	3.0
12	TIDELANDS BK	2	241,313	2.5
13	BANK OF SOUTH CAROLINA	4	211,148	2.2
14	CPM FCU	1	130,080	1.4
15	SOUTH CAROLINA B&T NA	5	117,362	1.2
	All Others	43	681,395	7.1
Totals:		178	$ 9,551,243	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

[2]Berkeley, Charleston and Dorchester Counties.

Market Share Data[1]
Horry County

Rank	Institution Name	Offices	Deposits	Market %
1	COASTAL FEDERAL BANK	14	$ 863,796	15.4
2	CAROLINA FIRST BK	10	709,783	12.7
3	CONWAY NB	11	648,166	11.6
4	WACHOVIA BK NA	9	476,203	8.5
5	BRANCH BKG&TC SC	7	449,375	8.0
6	NATIONAL BK OF SC	4	425,285	7.6
7	BANK OF AMERICA NA	8	365,455	6.5
8	BEACH FIRST NB	3	300,716	5.4
9	CRESCENT BK	4	280,475	5.0
10	**FIRST FS&LA OF CHARLESTON**	**13**	**278,956**	**5.0**
11	HORRY CTY ST BK	11	270,006	4.8
12	FIRST CITIZENS B&TC	5	120,827	2.2
13	FIRST PALMETTO SVGS BK	4	110,211	2.0
14	CAROLINA TRUST	1	103,548	1.9
15	ANDERSON BROTHERS BK	5	80,932	1.4
	All Others	7	112,215	2.0
Totals:		116	$ 5,595,949	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

Market Share Data[1]
Florence County

Rank	Institution Name	Offices	Deposits		Market %
1	WACHOVIA BK NA	5	$	397,183	19.3
2	BRANCH BKG&TC SC	3		394,335	19.1
3	FIRST RELIANCE BK	2		222,521	10.8
4	**FIRST FS&LA OF CHARLESTON**	**5**		**160,169**	**7.8**
5	BANK OF AMERICA NA	2		117,937	5.7
6	FIRST CITIZENS B&TC	6		105,196	5.1
7	CITIZENS BK	4		104,193	5.1
8	SOUTH CAROLINA B&T NA	2		73,696	3.6
9	FLORENCE NB	2		73,324	3.6
10	CAROLINA FIRST BK	3		72,437	3.5
11	SENTRY BANK & TRUST	1		60,087	2.9
12	NATIONAL BK OF SC	2		50,709	2.5
13	ANDERSON BROTHERS BK	2		38,734	1.9
14	CAROLINA B&TC	2		29,891	1.5
15	RBC CENTURA BK	1		25,483	1.2
	All Others	12		134,257	6.5
Totals:		54	$	2,060,152	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

41

Market Share Data[1]
Georgetown County

Rank	Institution Name	Offices		Deposits	Market %
1	PLANTATION FEDERAL BANK	2	$	198,928	17.7
2	CAROLINA FIRST BK	3		136,573	12.2
3	**FIRST FS&LA OF CHARLESTON**	**4**		**130,073**	**11.6**
4	WACHOVIA BK NA	2		118,481	10.6
5	SOUTH CAROLINA B&T NA	2		97,076	8.6
6	FIRST CITIZENS B&TC	2		95,145	8.5
7	BANK OF AMERICA NA	3		59,111	5.3
8	GEORGETOWN KRAFT CU	1		47,732	4.3
9	BRANCH BKG&TC SC	2		39,691	3.5
10	CONWAY NB	2		37,061	3.3
11	EXCHANGE BK OF SC	1		36,279	3.2
12	NATIONAL BK OF SC	1		27,768	2.5
13	CITIZENS BK	1		26,989	2.4
14	PALMETTO HERITAGE B&T	1		23,896	2.1
15	COASTAL FEDERAL BANK	1		23,441	2.1
	All Others	3		24,417	2.2
Totals:		31	$	1,122,661	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

Market Share Data[1]
Beaufort County

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	9	$ 587,341	18.2
2	BANK OF AMERICA NA	6	379,085	11.8
3	SOUTH CAROLINA B&T NA	5	237,729	7.4
4	BRANCH BKG&TC SC	4	227,599	7.1
5	SUNTRUST BK	4	221,370	6.9
6	COASTALSTATES BK	2	195,553	6.1
7	CAROLINA FIRST BK	2	173,356	5.4
8	LOWCOUNTRY NB	2	158,737	4.9
9	LIBERTY SVGS BK FSB	5	151,284	4.7
10	NATIONAL BK OF SC	2	138,971	4.3
11	PALMETTO ST BK	3	136,378	4.2
12	**FIRST FS&LA OF CHARLESTON**	**3**	**114,168**	**3.5**
13	REGIONS BANK	6	113,517	3.5
14	ISLANDS COMMUNITY BK NA	1	60,198	1.9
15	BEACH FIRST NB	2	59,771	1.9
	All Others	10	264,167	8.2
Totals:		66	$ 3,219,224	100.0

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

Market Share Data[1]
Brunswick County, NC

Rank	Institution Name	Offices		Deposits	Market %
1	BRANCH BANKING&TRUST CO	10	$	838,917	52.0
2	SECURITY SAVINGS BANK SSB	7		202,952	12.6
3	COASTAL FEDERAL BANK	6		172,246	10.7
4	WACCAMAW BANK	3		107,334	6.7
5	FIRST-CITIZENS BANK&TRUST CO	4		94,034	5.8
6	BANK OF AMERICA NA	3		93,237	5.8
7	RBC CENTURA BANK	3		43,837	2.7
8	**FIRST FS&LA OF CHARLESTON**	**1**		**31,948**	**2.0**
9	COOP BANK	1		25,545	1.6
10	BANK OF WILMINGTON	1		1,946	0.1
	Totals:	39	$	1,611,996	100.0

[1]Data from FDIC Summary of Deposits, June, 2006

44

Human Capital
January 2007
Average Years with the Company

[CHART APPEARS HERE]

45

**Employee Development
and Retention**

- Experienced, Motivated Management Team

- Succession planning for key positions

- Qualified, Well-trained Staff

- Comprehensive Use of Incentive based compensation

  – 100% of Management Team/Board of Directors compensation awards are performance based

  – 40% of Total Employees Incentive Based

- Commitment to Education and Development

  – Tuition Reimbursement

  – Organizational Development Program

  – Expanded training opportunities in-house, online

  – Self-Development Program

- Results:

- "South Carolina Family Friendly Workplace Awards" winner, 2005

- Placed 3rd in the top 15 "Best Places to Work in South Carolina"

- High retention levels

Performance Drivers
December 31, 2006

- Targets for Management Team Stock Ownership-One to Four Times Compensation

- Specific Goals for Management Performance Plan - ROE Driven

- Performance Plan for Directors - ROE Driven

- 88% Employees Own Company Stock

- 18% of Shares Owned by Directors, Officers & Employees

Assets
(amounts in billions)

[CHART APPEARS HERE]

Loan Portfolio
(amounts in millions)

[CHART APPEARS HERE]

December 31, 2001

[CHART APPEARS HERE]

December 31, 2006

[CHART APPEARS HERE]

December 31, 2001

[CHART APPEARS HERE]

December 31, 2006

Sound Asset Quality

Conservative Credit Culture

- Chief credit officer in place 19 years
- Centrally-managed credit analysis
- 82% of loan portfolio collateralized by real estate

Consumer Home Equity Lending
(amounts in millions)

[CHART APPEARS HERE]

* Average annual growth rate

52

Consumer Home Equity Loans
at December 31, 2006

- 18% are 1st mortgages, 82% are 2nd mortgages

- 99.4% are variable rate (prime based), 0.6% are fixed rate

- Average line amount of $66,011

- Average home value of $262,492

- Yield 8.15%

- 30-day or more delinquency rate – 0.23%

- Net charge-offs: FY2006=0.01%, FY2005=0.03%, FY2004=0.05%

53

Mobile Home Lending
(amounts in millions)

[CHART APPEARS HERE]

* Average annual growth rate

54

Mobile Home Loans
at December 31, 2006

- 100% are fixed rate

- Average loan balance – $36,183

- Average rate – 9.57%

- State of origin:

–	SC	80%
–	NC	12%
–	FL	5%
–	GA	3%

- 30-day or more delinquency rate – 2.14%

- Net charge-offs: FY2006=1.27%, FY2005=1.77%, FY2004=1.84%

Asset Quality – Net Charge-Offs
(dollars in thousands)

	1Q07	1Q06	NCO's as a by Portfolio Annualized 1Q 07	1Q 06
Allowance at Beginning of Period	$ 14,615	$ 14,155		
Net Charge-Offs (Recoveries):				
Commercial	59	44	0.30%	0.25%
Real Estate - Commercial	- 0 -	- 0 -	0.00%	0.00%
Real Estate - Residential	6	58	0.00%	0.03%
Consumer	323	298	0.33%	0.35%
NCO's, excluding Mobile Homes	388	400	0.08%	0.09%
Consumer - Mobile Homes	377	488	0.86%	1.22%
Total Net Charge-Offs	765	888	0.15%	0.19%
Provision for Loan Losses	789	900		
Allowance at End of Period	$ 14,639	$ 14,167		
Allowance as a Percentage of Loans	0.70%	0.73%		

56

**Historical Perspective
on Asset Quality**

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Problem Assets
December 31, 2006
(amounts in thousands)

Non-accrual Loans	$	3,796
Loans 90 Days or More Past Due		44
Renegotiated Loans		0
REO through Foreclosure		2,005
TOTAL	$	5,845
NPA/Total Assets		.22%
Net Charge-offs/Average Net Loans		.15%
Allowance/Non-Performing Loans		381%

58

Efficiency Ratio

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Net Interest Income
(amounts in thousands)

[CHART APPEARS HERE]

60

[CHART APPEARS HERE]

Net Interest Spread

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Well-Managed Interest Rate Risk
December 31, 2006
Net Interest Income Stability

[CHART APPEARS HERE]

Source: Form 10-Q December 31, 2006

Net Income
(amounts in thousands)

[CHART APPEARS HERE]

63

[CHART APPEARS HERE]

Core Earnings Per Share
(diluted)

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Core Return on Average Equity

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Share Repurchase Plans
(in thousands)

[CHART APPEARS HERE]

Stock Performance

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Consistent Dividend Growth

[CHART APPEARS HERE]

[CHART APPEARS HERE]

Investment Highlights

- Proven management team

- Diversified balance sheet

- Bottom line focused management with significant management ownership

- High growth markets

- Exceptional customer service and convenience

- Core deposit growth

- Long history of strong asset quality management

- High convenience/customer driven distribution system

- Strong other income growth

- Effective management of interest-rate risk

Executive Management

Name	Title	Age	Experience
A. Thomas Hood	President & CEO	60	30 years
Susan E. Baham	Executive Vice President & CFO	57	35 years
Charles F. Baarcke, Jr.	Executive Vice President & Chief Lending Officer	60	32 years
R. Wayne Hall	Executive Vice President, Financial Management	56	30 years
John L. Ott	Executive Vice President, Retail Banking	58	35 years

Senior Management

Name	Title	Age	Experience
Mark R. Adelson	SVP Investments	53	25 years
Robert C. Bailey	SVP Branch Admin.	56	30 years
Elton K. Carrier	SVP Commercial Lending	63	33 years
Kenneth J. Clair	SVP Lending & Loan Op.	52	30 years
Charles L. Clark II	SVP Loan Servicing	62	39 years
R. Bruce Copeland, Jr.	SVP Marketing	49	21 years
C. Alec Elmore, Jr.	SVP Northern Region	46	25 years
Mark G. Endres	SVP and Controller	64	35 years
Jerry P. Gazes	SVP Human Resources	59	33 years
Anthony J. Johnston, IV	SVP Information Technology	45	21 years
Betsy B. Lewis	SVP Internal Audit	48	21 years
Allison A. Rhyne	SVP Insurance Services	54	27 years
Robert F. Snyder, Jr.	SVP Support Services	57	35 years
Richard H. Stoughton	SVP Planning & Development	60	31 years